UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42543

ROBIN ENERGY LTD.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 11, 2025, Robin Energy Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Maxim Group LLC (the “Underwriter”) relating to an underwritten public offering (the “Offering”) of 5,769,230 shares (the “Shares”) of the Company’s common shares, par value $0.001 per share (a “Common Share”) at a public offering price of $1.30 per share.

In addition, pursuant to the Underwriting Agreement, the Company granted the Underwriter a 45-day option to purchase up to an additional 865,285 Common Shares, at the public offering price, less underwriting discounts and commissions, solely to cover over-allotments (the "Over-allotment Option"). On September 11, 2025, the Underwriter partially exercised the Over-allotment Option to purchase an additional 864,770 shares of Common Stock (the "Option Shares"). The Offering is expected to close on September 12, 2025, subject to the satisfaction of customary closing conditions.

The Common Shares described above are being offered and sold pursuant to a registration statement on Form F-3 (File No. 333-286726), which was filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2025 and was declared effective by the Commission on April 28, 2025.

The aggregate gross proceeds to the Company from the Offering, including proceeds from the Option Shares, before deducting underwriting discounts and other expenses payable by the Company, will be approximately $8.6 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement.

Attached to this report on Form 6-K as Exhibit 5.1 is a copy of the opinion of Seward & Kissel LLP.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated September 11, 2025 titled “Robin Energy Announces Pricing of $7.5 Million Public Offering of Common Stock”.

EXHIBIT INDEX

1.1	Underwriting Agreement, dated September 11, 2025, by and between the Company and Maxim Group LLC.

5.1	Opinion of Seward & Kissel LLP.

99.1	Press Release, dated September 11, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2025

ROBIN ENERGY LTD.

By:	/s/ Theologos Pagiaslis
Name:	Theologos Pagiaslis
Title:	Chief Financial Officer